Exhibit 21.1

LIST OF SUBSIDIARIES

At the time of this filing, the following entities are the subsidiaries of Carlyle Credit Solutions, Inc.:

Company Name	Jurisdiction of Organization

Carlyle Credit Solution SPV LLC	Delaware
Carlyle Credit Solutions SPV 2 LLC	Delaware
Carlyle Direct Lending CLO 2024-1, LLC	Delaware
CARS Lux S.à.r.l	Luxembourg